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                              May 19, 2023

       Kevin Nazemi
       Chief Executive Officer
       Digital Transformation Opportunities Corp.
       10250 Constellation Blvd, Suite 23126
       Los Angeles, CA 90067

                                                        Re: Digital
Transformation Opportunities Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed April 28,
2023
                                                            File No. 333-271482

       Dear Kevin Nazemi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4

       Summary of Proxy Statement/Prospectus, page 35

   1. We note your revised disclosure to prior comment 8, which we reissue in part. Please revise to balance your
disclosure to include equally prominent disclosure of the limitations and challenges you face
in implementing your business strategy, including but not limited to, your net income
(loss) for the year ended December 31, 2022 and your dependence on a limited number of
payors.
       Unaudited Pro Forma Condensed Combined Financial Information
       Unaudited Pro Forma Condensed Balance Sheet, page 107

   2. Please reconcile the pro forma adjustment of $36,302 to additional paid-in capital to the amount in Note (g) of
$36,899.
 Kevin Nazemi
Digital Transformation Opportunities Corp.
May 19, 2023
Page 2


DTOC Managememt's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 133

3.
         Please revise to explain the reason for the significant gains each period resulting from the change in fair value of the warrant liabilities.
Our Network Physician Practices, page 138

4.       We acknowledge your revised disclosure in response to prior comment
23. Please revise
         your disclosure relating to the management fees to give investors a reasonable idea of the amount of management fees that does not exceed ten percentage points. If material, please file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Our Value Proposition, page 139

5. We note your revised disclosure in response to prior comment 24. Please also revise your
         disclosure in the AON Management   s MD&A section on page 150
accordingly.
Background of the Business Combination, page 193

6. We acknowledge your revised disclosure in response to prior comment 35, which we reissue in part. Please revise to expand your disclosure of the seven potential business combination targets the DTOC Board considered and determined not to pursue.
7. We acknowledge your revised disclosure on pages 201 and 202 in response to prior comment 38, which we reissue in part. Please expand your discussion of the selection criteria for the comparable valuations of publicly traded peer companies, whether any companies meeting the selection criteria were excluded from the analysis and disclose the multiples for each company in the analysis and the financial data used to derive such multiples.
Certain Material U.S. Federal Income Tax Considerations, page 213

8. We acknowledge your revised disclosures in response to prior comment 42. We note that the tax opinion exhibit refers to assumptions, exceptions, limitations and qualifications set forth in the registration statement and that the registration statement also refers to the
FirstName LastNameKevin Nazemi
       assumptions, exceptions, limitations and qualifications set forth in the tax opinion exhibit.
Comapany    NameDigital
       Please              Transformation
               revise to clarify             Opportunities
                                 the qualifications         Corp.
                                                    in the registration
statement upon which the tax
May 19,opinion  relies.
         2023 Page   2
FirstName LastName
 Kevin Nazemi
FirstName  LastNameKevin  Nazemi Corp.
Digital Transformation Opportunities
Comapany
May        NameDigital Transformation Opportunities Corp.
     19, 2023
May 19,
Page 3 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      David Hernand, Esq.